The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated May 1, 2012
Pricing Supplement to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated August 8, 2011
US$ ●
Senior Medium-Term Notes, Series B
Contingent Risk Absolute Return Notes due May 30, 2014
Linked to the Common Stock of Apple Inc.

•
The notes are designed for investors who seek a 200% leveraged return based on the appreciation in the price of the common stock of Apple Inc. (the “Underlying Stock”).  In addition, if the price of the Underlying Stock decreases by no more than 25%, you will receive a positive return on your notes equal to the percentage by which that price declines.  Investors should be willing to accept a payment at maturity that is capped at the Maximum Redemption Amount (as defined below), be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% decrease in the price of the Underlying Stock from the pricing date to the valuation date if the price of the Underlying Stock on the valuation date is less than 75% of the price of the Underlying Stock on the pricing date.

•	An investor in the notes may lose all or a portion of their principal amount at maturity.

•
The maximum return on the notes will be equal to the product of the Upside Leverage Factor of 200% and the Cap of [15.50 – 17.00]% (to be determined on the pricing date).  Accordingly, the Maximum Redemption Amount will be $[1,310 – 1,340] for each $1,000 in principal amount (to be determined on the pricing date).

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on or about May 25, 2012 and the notes are expected to settle on or about May 31, 2012.

•	The notes are scheduled to mature on or about May 30, 2014.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366Q7F8.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$25.00	US$975.00

Total	US$ ●	US$ ●	US$ ●

(1) In addition to the agent’s commission, the price to the public specified above will include the profit that we would recognize earned by hedging our exposure under the notes.

BMO CAPITAL MARKETS

KEY TERMS OF THE NOTES

Underlying Stock:	The common stock of Apple Inc. (Bloomberg symbol: AAPL).

Payment at Maturity:
1.  If the Percentage Change is greater than or equal to the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal the Maximum Redemption Amount.

2.  If the Percentage Change is positive but is less than the Cap, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)]

3.  If the Final Level is less than or equal to the Initial Level, but is not less than the Barrier, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + [Principal Amount × (-1 x Percentage Change)],

In this case, subject to our credit risk, investors will receive a positive return on the notes, even though the price of the Underlying Stock has declined since the pricing date.

4.  If the Final Level is less than the Barrier, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount × Percentage Change) In this case, investors will lose all or a portion of the principal amount of the notes.

Upside Leverage Factor:	200%

Cap:	[15.50 – 17.00]% (to be determined on the pricing date and set forth in the final pricing supplement).

Maximum Redemption Amount:
The payment at maturity will not exceed the Maximum Redemption Amount of $[1,310.00 – 1,340.00] per $1,000 in principal amount of the notes (to be determined on the pricing date and set forth in the final pricing supplement).

Initial Level:
The closing price of the Underlying Stock on the pricing date.  The Initial Level will be set forth in the final pricing supplement for the notes.  The Initial Level is subject to adjustment if certain events occur relating to the Underlying Stock.

Final Level:	The closing price of the Underlying Stock on the valuation date.

Percentage Change:	Final Level – Initial Level, expressed as a percentage Initial Level

Barrier:
75% of the Initial Level.  Whether the price of the Underlying Stock is less than the Barrier will only be determined on the valuation date.  The Barrier is subject to adjustment if certain events occur relating to the Underlying Stock.

Pricing Date:	On or about May 25, 2012.

Settlement Date:	On or about May 31, 2012, as determined on the pricing date.

Valuation Date:	On or about May 27, 2014, as determined on the pricing date.

Maturity Date:	On or about May 30, 2014, as determined on the pricing date, resulting in a term to maturity of approximately two years.

Automatic Redemption:	Not applicable.

CUSIP Number:	06366Q7F8.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The pricing date, settlement date, valuation date and maturity date are subject to change.  The actual Cap, Maximum Redemption Amount, pricing date, settlement date, valuation date and maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated August 8, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated August 8, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002550/d85110424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Stock is less than the Barrier.  Accordingly, you could lose some or all of the principal amount of your notes.

•
Your return on the notes is limited to the Maximum Redemption Amount, regardless of any appreciation in the price of the Underlying Stock. — You will not receive a payment at maturity with a value greater than the Maximum Redemption Amount. This will be the case even if the Percentage Change exceeds the Cap.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading shares of the Underlying Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Stock and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of the agent’s commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMOCM or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the agent’s commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
Owning the notes is not the same as owning the Underlying Stock or a security directly linked to the Underlying Stock. —  The return on your notes will not reflect the return you would realize if you actually owned the Underlying Stock or a security directly linked to the performance of the Underlying Stock and held that investment for a similar period.  Your notes may trade quite differently from the Underlying Stock.  Changes in the price of the Underlying Stock may not result in comparable changes in the market value of your notes.  Even if the price of the Underlying Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Underlying Stock increases. In addition, any dividends or other distributions paid on the Underlying Stock will not be reflected in the amount payable on the notes.

•
You will not have any rights to the Underlying Stock.  —  As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Stock would have.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•
Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling shares of the Underlying Stock, or futures or options relating to the Underlying Stock, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Stock.  We or our affiliates may also engage in trading relating to the Underlying Stock from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the price of the Underlying Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on a hypothetical Initial Level of 100.00, a hypothetical Barrier of 75.00 (75% of the hypothetical Initial Level), the Upside Leverage Factor of 200%, a hypothetical Cap of 16.25%, the midpoint of the Cap range of 15.50% to 17.00% (a percentage change in the Underlying Stock of 16.25% results in a maximum return on the notes of 32.50%), and a hypothetical Maximum Redemption Amount of $1,325.00.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes	Payment at Maturity
50.00	-50.00%	-50.00%	$500.00
60.00	-40.00%	-40.00%	$600.00
70.00	-30.00%	-30.00%	$700.00
75.00	-25.00%	25.00%	$1,250.00
80.00	-20.00%	20.00%	$1,200.00
90.00	-10.00%	10.00%	$1,100.00
100.00	0.00%	0.00%	$1,000.00
110.00	10.00%	20.00%	$1,200.00
115.00	15.00%	30.00%	$1,300.00
116.25	16.25%	32.50%	$1,325.00
120.00	20.00%	32.50%	$1,325.00
130.00	30.00%	32.50%	$1,325.00
140.00	40.00%	32.50%	$1,325.00
150.00	50.00%	32.50%	$1,325.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Stock decreases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 70.00, representing a Percentage Change of -30%.  Because the Percentage Change is negative and the hypothetical Final Level of 70.00 is less than the hypothetical Barrier, the investor receives a payment at maturity of $700 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + (Principal Amount × Percentage Change) = Payment at Maturity

$1,000 + ($1,000 x -30%) = $700.00

Example 2: The price of the Underlying Stock decreases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 90.00, representing a Percentage Change of -10%.  Because the hypothetical Final Level of 90.00 is less than the hypothetical Initial Level but is not less than the hypothetical Barrier, the investor receives a payment at maturity of $1,100 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + [Principal Amount × (-1 x Percentage Change)] = Payment at Maturity

$1,000 + [$1,000 × (-1 x -10%)] = $1,100

Example 3: The price of the Underlying Stock increases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 110.00, representing a Percentage Change of 10%.  Because the hypothetical Final Level of 110.00 is greater than the hypothetical Initial Level and the Percentage Change does not exceed the hypothetical Cap, the investor receives a payment at maturity of $1,200 per $1,000 in principal amount of the notes, calculated as follows:

Principal Amount + [Principal Amount × (Percentage Change x Upside Leverage Factor)] = Payment at Maturity

$1,000 + [$1,000 x (10% x 200%)] = $1,200

Example 4: The price of the Underlying Stock increases from the hypothetical Initial Level of 100.00 to a hypothetical Final Level of 130.00, representing a Percentage Change of 30%.  Because the hypothetical Final Level of 130.00 is greater than the hypothetical Initial Level and the Percentage Change exceeds the hypothetical Cap, the investor receives a payment at maturity of $1,325.00 per $1,000 in principal amount of the notes, the hypothetical Maximum Redemption Amount.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder (as defined in the product supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

The Internal Revenue Service has issued notices and the Treasury Department has issued proposed regulations affecting the legislation enacted on March 18, 2010 and discussed in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the Internal Revenue Service notices, withholding requirements with respect to the notes will generally begin no earlier than January 1, 2014. Pursuant to the proposed regulations, if finalized in their current form, the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us on the settlement date at a purchase price reflecting the commission set forth on the cover page.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers at a price equal to 97.50% of the principal amount.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Stock, or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM, or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

The Underlying Stock

Companies with securities registered under the Exchange Act, are required to file financial and other information specified by the SEC periodically.  Information provided to or filed with the SEC can be inspected or copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C.  20549, at prescribed rates.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  In addition, information provided to or filed with the SEC by the issuer of the Underlying Stock under the Exchange Act can be located through the SEC’s website at http://www.sec.gov.

This pricing supplement relates only to the notes offered hereby and does not relate to the Underlying Stock.  We derived all disclosures in this pricing supplement regarding the issuer of the Underlying Stock from publicly available documents described in the preceding paragraph.  In connection with the offering of the notes, neither we nor any of our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the issuer of the Underlying Stock.  Neither we nor any of our affiliates makes any representation that such publicly available documents or any other publicly available information regarding the issuer of the Underlying Stock is current, accurate or complete.  None of such documents shall be deemed to be incorporated by reference into this pricing supplement.

Neither we nor our affiliates endorse the Underlying Stock, and none of those entities makes any representation as to the performance of the Underlying Stock.

Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Its common stock is traded on the Nasdaq Global Select Market under the symbol “AAPL.”

Historical Information of the Common Stock of Apple Inc.

The following table sets forth the high and low closing prices of the Underlying Stock from the first quarter of 2009 through April 30, 2012.

		High ($)	Low ($)
2009	First Quarter	109.87	78.20
	Second Quarter	144.67	108.69
	Third Quarter	186.15	135.40
	Fourth Quarter	211.64	180.76

2010	First Quarter	235.83	192.00
	Second Quarter	274.16	235.86
	Third Quarter	292.46	240.16
	Fourth Quarter	325.47	278.64

2011	First Quarter	363.13	326.72
	Second Quarter	353.10	315.32
	Third Quarter	413.45	343.23
	Fourth Quarter	422.24	363.50

2012	First Quarter	617.62	411.23
	Second Quarter (through April 30, 2012)353.10315.32	636.23	560.28